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NOT ACCEPTING INVESTMENT

This business is not accepting investment through Mainvest.

You can invest in local, brick & mortar businesses with as little as $100.

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APPROXIMATE LOCATION

Map data ©2020
N & M Coach Lines LLC

Travel & Transport

Richmond, VA 23224
Open until 4:00 PM
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Investment Opportunity
Data Room
Discussion
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THE PITCH
N & M Coach Lines LLC is seeking investment to purchase new equipment.
Minority EntrepreneurFirst Location
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $25,000 invested.
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INVESTOR PERKS

N & M Coach Lines LLC is offering perks to early investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Gold Sponsorship Invest $250 or more to qualify. 5 of 5 remaining

When You Invest $250 N & M Coach Lines LLC Will Add Your Name On Our Bus As A "Gold Sponsor".

Platinum Sponsorship Invest $500 or more to qualify. 10 of 10 remaining

When You Invest $500 N & M Coach Lines LLC Will Add Your Name On Our Bus As A "Platinum Sponsor".

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At N & M Coach Lines, we strive to go beyond the ordinary. Our service creates experiences you remember beyond the rides. Our clients pick N & M for clean, reliable and on time transportation.

N & M Coach Lines provides Party Buses & Stretched Limousines for any type of event or occasion. Whether it's a wedding, an adult prom, night on the town, corporate business outing, or a sporting occasion N & M is there for you!!!

the opportunity

By investing in N & M Coach Lines, you will support a business that will focus on low cost but professional transportation.

Proven Demand - We've already identified a loyal customer base in Richmond Area through our initial travels
Experienced Founders - Our founder, Noreago Drumgoole , have spent 3 years in the industry...

from the founder
We are very excited for you to be a part of N & M Coach Lines next chapter. The community of Richmond is important to us and we plan to provide low cost exceptional service.

—Noreago Drumgoole

Offerings
Wedding Specialties
Over The Road Transportation
Prom Services
Corporate Services
Party Transportation
Airport Services
Tour Services

Our Story

N & M Coach Lines began in the Summer of 2018 when Noreago decided to put a business plan together. He realizes the lack of professional minority transportation companies in the area.

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LOCATION

N & M Coach Lines LLC was founded in July/2020. We are striving to be one of the premier bus lines in Richmond, Virginia Area. The idea originated when its Founder Noreago Drumgoole started driving motorcoaches in 2018.

Bus transportation shortage
bus companies closing their doors
the need for traveling since the tour industry is coming back slowly
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RICHMOND

RICHMOND VIRGINIA is an area full of civil war history. this is the tour market in the area

we are looking to cater to the area need for motorcoach transportation for a fraction of what the competitors are offering.
plantation area are great for wedding venues
school field trips to Colonial Williamsburg and Yorktown Settlement
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THE TEAM
noreago Drumgoole
OWNER OPERATOR

Noreago Drumgoole the founder of N & M Coach Lines LLC. I've been in the Motorcoach Transportation Industry going on 4 years.

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $15,000
Operating Capital $8,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $75,000 $87,500 $100,000 $112,500 $125,000

EXPENSES

Recurring Expenses $10,320 $12,320 $14,320 $16,320 $18,320
Operating Profit $64,680 $75,180 $85,680 $96,180 $106,680
This information is provided by N & M Coach Lines LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2020 Balance Sheet
Financial Forecasts
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Investment Round Status

$25,000

TARGET

$40,000

MAXIMUM

This investment round closes on December 4, 2019. 0 people have invested so far.

Summary of Terms
Legal Business Name N & M Coach Lines LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 6%-9.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition

debt free company

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the N & M Coach Lines LLC's fundraising. However, N & M Coach Lines LLC may require additional funds from alternate sources at a later date.

No operating history

N & M Coach Lines LLC was established in june/2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

Since the COVID-19 Pandemic the motorcoach and tour industry has taken a blow. We have lost major charter and tour work but are slowly recovering this lost one trip at a time.

Limited Operating History

N & M Coach Lines LLC is a newly established entity and has no history for prospective investors to consider.

Limited Services

N & M Coach Lines LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Lack of Ongoing Information

N & M Coach Lines LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and N & M Coach Lines LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although N & M Coach Lines LLC will carry some insurance, N & M Coach Lines LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, N & M Coach Lines LLC could incur an uninsured loss that could damage its business.

This information is provided by N & M Coach Lines LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.